UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2011

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

May 31, 2011

To whom it may concern:

Company Name: Mizuho Financial Group, Inc.

Representative: Takashi Tsukamoto

President & CEO

Head Office: 2-5-1 Marunouchi

Chiyoda-ku, Tokyo

Code Number: 8411 (TSE • OSE 1st Sec.)

Company Name: Mizuho Bank, Ltd.

Representative: Satoru Nishibori

President & CEO

Head Office: 1-1-5, Uchisaiwaicho

Chiyoda-ku, Tokyo

Administrative Order from the Financial Services Agency With Respect to the Recent Computer System Failures

Mizuho Financial Group, Inc. (“MHFG”) and Mizuho Bank, Ltd. (“MHBK”), today received a business improvement order from the Financial Services Agency (“FSA”) with respect to the recent computer system failures.

We would like to reiterate our deepest and sincerest apologies to all of our customers and to everyone who have experienced any inconvenience thorough the recent computer system failures which we have caused while Japan was experiencing difficult times after the Great Eastern Japan Earthquake.

MHFG and its group companies (“Mizuho Group”) will rigidly implement plans for improvements and counter-measures in surely preventing computer system failures from occurring again, and all officers and employees of Mizuho Group will go back to the basics of “customer first policy” in order to regain the confidence of all of our customers as well as society as a whole.

We will be making a further announcement regarding specific plans for improvements and counter-measures at a later date.

Main points of Administrative Order

MHFG - In accordance with the provisions of Article 52-33 (1) of the Banking Act:

1.	To implement promptly the plan for improvements on business prepared by MHFG.

2.	To examine the necessity of additional plans for improvements on business. To prepare additional plans and implement those promptly, in cases where they are necessary for business improvement.

3.	To verify the result of the full re-examination of system risk by MHBK, and prepare and implement the plan for improvement as a whole group based on the verification.

4.	To review the strategy on computer system.

5.	To strengthen the management framework and review the human resource management of group companies.

6.	To clarify responsibilities.

7.	To submit the improvement plan for implementing the above orders by the end of June and report the progress in the implementation of the plan periodically.

MHBK - In accordance with the provisions of Article 26 (1) of the Banking Act:

1.	To implement promptly the counter-measures prepared by MHBK.

2.	To examine the necessity of additional counter-measures. To prepare additional counter-measures and implement those promptly, in cases where they are necessary for business improvement.

3.	To fully re-examine system risk, and prepare and implement the necessary plans for improvement based on the re-examination.

4.	To take all possible measures to ensure appropriate customer relations.

5.	To clarify responsibilities.

6.	To submit the improvement plan for implementing the above orders by the end of June and report the progress in the implementation of the plan periodically.

EOD

Contact:	Mizuho Financial Group, Inc.
Corporate Communications
Public Relations Office
Tel: 81-3-5224-2026

Mizuho Bank, Ltd.
Corporate Planning Division (PR)
Tel: 81-3-3596-2374